UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

Nokia Corporation
(Exact name of the registrant as specified in its charter)

Republic of Finland	1-13202	N/A
(Jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Karakaari 7, P.O. Box 226
FI-00045 Nokia Group, Espoo, Finland	N/A
(Address of principal executive offices)	(Zip code)

Riikka Tieaho, Vice President, Corporate Legal
Telephone: +358 (0)10 448 8000, Facsimile: +358 (0)10 448 1003
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Nokia Corporation (the “Company” or “Nokia”) invests in technologies important in a world where billions of devices are connected. Nokia is focused on three businesses: network infrastructure software, hardware and services, which are offered through Networks; location intelligence, which is provided through HERE; and advanced technology development and licensing, which is pursued through Technologies. Until recently, Nokia was a key participant in the mobile devices market through its Devices & Services business. In September 2013, Nokia announced an agreement with Microsoft whereby it would sell substantially all of its Devices & Services business to Microsoft. The transaction was completed on April 25, 2014.

Products in the Networks business, formerly known as Nokia Solutions and Networks, and in the Devices & Services business, manufactured by Nokia, or for which Nokia contracted with third parties to manufacture, during the year ended December 31, 2013 contained columbite-tantalite (coltan) (or its derivative tantalum), cassiterite (or its derivative tin), gold or wolframite (or its derivative tungsten) (collectively, “Conflict Minerals”) necessary to the production or functionality of such products (such products containing Conflict Minerals, the “Products”).

Nokia has adopted policies which describe Nokia’s commitment to conflict-free sourcing and measures taken to reach that goal. Nokia’s long-term commitment to sustainability and responsible sourcing has seen us take action individually and collectively to move this agenda forward in search of solutions. We are founding members in the joint industry efforts such as Conflict-Free Sourcing Initiative (“CFSI”), active participants in the development and implementation of OECD Due Diligence Guidance for Responsible Supply Chains together with other stakeholders and we support various initiatives that seek to support the development of traceable, responsible trade in the Covered Countries.

Nokia has performed a reasonable country of origin inquiry that was designed to reasonably determine whether any of the Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) or are from fully recycled or scrap sources. In the design of our reasonable country of origin inquiry and the due diligence activities we have aligned with the internationally recognized due diligence framework provided by OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas (OECD 2011).

As a downstream company Nokia is many supply chain tiers away from mining activities and has no direct business relationship with mines or metal processing facilities. Nokia does not buy directly any mineral ores or even refined metals. Therefore in order to conduct the reasonable country of origin inquiry, Nokia used a combination of actions. With direct suppliers the primary means for conducting the reasonable country of origin inquiry was through a supply chain survey using the EICC-GeSI Conflict minerals reporting template. In addition to engaging with direct suppliers, Nokia relies in its due diligence process on the information provided through multi-industry initiatives, such as CFSI’s Conflict Free Smelter Program (“CFSP”), that aim to validate the mineral processing facilities as conflict-free.

The smelters and refiners process mineral ores into refined metals and deliver them further in the chain for inclusion in the components and parts used in final products. After this consolidation point in the chain it is very difficult to trace the origins of the minerals. Also, as there are a limited number of mineral processing facilities operating in the world compared to the high number of mineral origins globally, we believe it is the best level in the chain to concentrate validation efforts. Therefore, the progress made in the validation efforts of smelters and refiners as conflict-free are of great importance for all downstream companies having the same metals in their products.

Direct suppliers from all sourcing categories that delivered for products manufactured or contracted to be manufactured during 2013 were in scope for the reasonable country of origin inquiry. Temporary suppliers (e.g. providing components and parts for prototypes) were excluded from the scope in the Devices & Services business and suppliers under phase-out were excluded from scope in both the Devices & Services and Networks businesses. Products sourced from third parties and subsequently resold by the Networks business without influence by Nokia over the manufacturing or design of such products were not in the scope. Further, Nokia applied in the Networks business certain threshold levels of the respective supplier spend to exclude some of the insignificant suppliers from the scope.

Based on Nokia’s reasonable country of origin inquiry, we determined that a portion of the materials did originate from scrap or recycled sources.

Nokia also determined, based on the reasonable country of origin inquiry described above, that certain of the conflict minerals contained in products manufactured by Nokia or which Nokia contracted to be manufactured during the year ended December 31, 2013 originated in the Covered Countries. Accordingly, Nokia is filing a Conflict Mineral Report, attached as Exhibit 1.02 hereto and which can also be found on its website: http://company.nokia.com/people&planet2013

More detailed description on the due diligence actions taken are provided in the appendix 1.01

Item 1.02 Exhibit

Nokia files, as Exhibit 1.02 to this Specialized Disclosure Report on Form SD, a Conflict Minerals Report for 2013.

Section 2 - Exhibits

Item 2.01	Exhibits

List below the following exhibit filed as part of this report.

Exhibit 1.02	Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NOKIA CORPORATION

	By:	/s/ Kristian Pullola
Kristian Pullola, Senior Vice President, Corporate Controller

	By:	/s/ Riikka Tieaho
Dated: June 2, 2014		Riikka Tieaho, Vice President, Corporate Legal